FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

November 29, 2017

Item 3.	News Release

A news release issued on November 29, 2017, at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. completes $115 million financing.

Full Description of Material Change

Please see attached news release dated November 29, 2017.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President

Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED November 29, 2017.

November 29, 2017	TSX: ACB

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

Aurora Cannabis Completes $115 Million Financing

Special Warrants Convertible into 6% Unsecured Convertible Debentures at $6.50 Per Common Share

Vancouver, BC – November 28, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora”) (TSX: ACB) today announced that, further to its news release dated November 16, 2017, the Company has completed its offering of 115,000 special warrants (the "Initial Special Warrants"), including the exercise, in full, of the over-allotment option (the "Special Warrants"), through Canaccord Genuity Corp. (“Canaccord Genuity” or the “Agent”) for gross proceeds of $115 million (the “Offering”).

Each Special Warrant shall be automatically exercisable (without payment of any further consideration and subject to customary anti-dilution adjustments) into $1,000 principal amount of 6% unsecured convertible debentures of the Company (the "Debentures") on the date (the "Automatic Exercise Date") that is the earlier of: (i) the date that is three business days following the date on which the Company obtains a receipt from the applicable securities regulatory authorities in Canada (the "Securities Commissions") for a (final) short form prospectus qualifying the distribution of the Debentures issuable upon exercise of the Special Warrants (the "Qualification Prospectus"), and (ii) the date that is four months and one day after the closing date.

The Debentures will have a maturity date of 5 years from the Closing Date of the Offering (the "Maturity Date") will bear interest from the Automatic Exercise Date at 6% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures will be convertible, at the option of the holder, into common shares of the Company ("Common Shares") at any time prior to the close of business on the Maturity Date at a conversion price of $6.50 per Common Share (the "Conversion Price").

Upon a change of control of the Company, holders of the Debentures will have the right to require the Company to repurchase their Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the change of control, at a price equal to 104% of the principal amount of the Debentures then outstanding plus accrued and unpaid interest thereon (the "Offer Price"). If 90% or more of the principal amount of the Debentures outstanding on the date of the notice of the change of control have been tendered for redemption, the Company will have the right to redeem all of the remaining Debentures at the Offer Price.

All securities issued in connection with the Offering are subject to a statutory four month hold period, subject to the earlier filing of a Qualification Prospectus with the Securities Commissions qualifying such securities for resale, as applicable. There is no assurance that a Qualification Prospectus will be filed or that a receipt therefor will be obtained prior to the expiry of the statutory four month hold period.

Beginning on the date that is four months plus one day following the closing date, the Company may force the conversion of all of the principal amount of the then outstanding Debentures at the Conversion Price on not less than 30 days prior written notice should the daily volume weighted average trading price of the Common Shares be greater than $9.00 for any 10 consecutive trading days.

The Company intends to use the net proceeds of the Offering for working capital requirements, planned facilities expansion and other general corporate purposes.

The securities offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as “Aurora Vie” in Pointe-Claire, Quebec on Montreal’s West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	Director, Investor Relations and
+1.905.864.5525	Corporate Development
cam@auroramj.com	+1.647.269.5523
www.auroramj.com	marc.lakmaaker@auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”), including, but not limited to, statements with respect to the proposed use of proceeds from the Offering. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.